Exhibit 10.21
Katy Industries, Inc.
Executive Officer Compensation Arrangements
     The base salaries as of April 1, 2006 for the named executive officers of Katy Industries, Inc. (the “Company”) as approved at the March 28, 2006 meeting of the Compensation Committee of the Company’s Board of Directors, are as follows:

Anthony T. Castor III	$525,000
Amir Rosenthal	$332,500
David S. Rahilly	$250,000
Keith Mills	$235,000
Robert A. Gail	$205,000
     As part of his or her annual compensation, each of the named executive officers is also eligible for a cash bonus in accordance with the terms of the Katy Industries, Inc. Executive Bonus Plan. In addition to the foregoing, the Company pays automobile and other allowances, certain club memberships, all or a portion of the premiums for group term life insurance policies for each of the executive officers and contributes matching amounts to each of the executives under Katy’s 401(k) plan.